SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                              FORM 12b-25


(Check One): ___ Form 10-K  _X__ Form 11-K ___ Form 20-F ___ Form 10-Q
             ___ Form N-SAR

     For Period Ended: June 30, 1997

___ Transition Report on Form 10-K ___ Transition Report on Form 10-Q
___ Transition Report on Form 20-F ___ Transition Report on Form N-SAR
___ Transition Report on Form 11-K

     For the Transition period Ended:______________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
___________________________________________________________________

___________________________________________________________________

PART 1.   REGISTRANT INFORMATION

Full name of registrant.  WLR Foods, Inc.

Former name if applicable.

Address of principal executive office (Street and number).

Post Office Box 7000

City, state and zip code.

Broadway, Virginia 22815


PART II.

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Due to a miscalculation of the due date, Form 11-K for the WLR Foods, Inc. Profit Sharing and Salary Savings Plan and Trust for the plan year ended June 20, 1997 was not timely filed with the Commission. The filing was delivered to a private delivery service on the due date, and was not actually received by the Commission until the next day.

PART IV.

(1) Name and telephone number of person to contact in regard to this notification.

Sherry Van Pelt
(540) 879-0399

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

               _X__ Yes            ___ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               ___ Yes             _X__ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

______________________________________________________________________

(Name of Registrant as Specified in Charter)

WLR Foods, Inc.
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:_December 29, 1997__   By:__/s/ Robert T. Ritter__________

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer, evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.